Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES NEW CHAIRMAN OF THE BOARD

November 6, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) announces that Mr. Peter Nixon has been appointed as Chairman of the Company’s Board of Directors, replacing Mr. Larry Bell. Mr. Nixon, who is also a director of Miramar Mining Corporation, Dundee Precious Metals, Reunion Gold Corporation, and Stornoway Diamond Corporation, brings more than 30 years of experience in research and institutional equity sales, largely focused in the mining industry. Mr. Bell will remain a director and Chairman of the Audit Committee.

“I want to express my sincere appreciation to Larry Bell for his exceptional service as Chairman of Kimber’s board of directors over the past year,” said Gordon Cummings, President and CEO of Kimber Resources. “I look forward to working with Peter Nixon as we rebuild our professional team and seek to achieve the full potential of our Monterde asset for the benefit of our shareholders. Mr. Nixon has already proven himself a knowledgeable and able director and I have every confidence he will make an excellent Chairman.”

Kimber owns approximately 32,000 hectares of the prospective Sierra Madre gold-silver belt where initial reconnaissance exploration carried out in 2007 has identified a number of new exploration targets. To date, three gold-silver deposits have been identified within the Company’s Monterde property. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.